This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the “Company”)
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

August 9, 2004

3.

Press Release

The press release was issued on August 9, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) announces second quarter financial results.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on August 9, 2004.

NEVSUN RESOURCES LTD.

Per:  “Maureen Carse”

Maureen D. Carse

Corporate Secretary

SECOND QUARTER FINANCIAL RESULTS

August 9, 2004

Nevsun Resources Ltd. (NSU/TSX) announces its second quarter results for 2004. The following is a brief summary and complete details of the June 30, 2004 quarterly financial statements and Management’s Discussion and Analysis may be found on the Nevsun web site at www.nevsun.com as well as on SEDAR at www.sedar.com.  All dollar amounts are in $US.

Working capital at June 30, 2004 was approximately $47 million, which is sufficient to meet the Company’s operating and development needs. The Company has spent $10.3 million on its resource properties in the second quarter of 2004 compared with $3.1 million in 2003, with the increase in expenditure mainly due to the commencement of construction of the Tabakoto mine in Mali.  The Company’s net loss for the three-month period was $1,012,809 or $0.02 per share compared with $484,390 in 2003.

Nevsun Resources continues to advance the development and exploration of its projects in Mali and Eritrea.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “Dr. John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu04-18doc	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com